# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pitanium Limited, CIK 0002046573
CUSIP: G7111A101
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 30F, Gravity, 29 Hing Yip Street, Kwun Tong, Kowloon, Hong Kong, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/05/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002070999

## Reporting persons
- Yuen Yi Young: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 8,333,330; shared voting power 0; sole dispositive power 8,333,330; shared dispositive power 0; aggregate amount beneficially owned 8,333,330 (41.83% of the class)

## Item 1. Issuer
Name of issuer: Pitanium Limited
Address of issuer's principal executive offices: 30F, Gravity, 29 Hing Yip Street, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: Yuen Yi Young
Address of principal business office or, if none, residence: 30F, Gravity, 29 Hing Yip Street, Kwun Tong, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,333,330
Percent of class: 41.83%
Sole power to vote or to direct the vote: 8,333,330
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,333,330
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yuen Yi Young: /s/ Yuen Yi Young, Yuen Yi Young (06/06/2025)